UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

OMB APPROVAL OMB Number:3235-0175 Expires:February 29, 2016 Estimated average burden hours per response. . .1.00
FORM N-8A/A NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:Lemont Inc

Address of Principal Business Office:135-50 Roosevelt Ave., 308, Flushing, NY11354

Telephone Number:646-508-6285

Name and address of agent for service of process:Wanjun Xie, 135-50 Roosevelt Ave., 308, Flushing, NY11354

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ]   NO [ X ]

The Contents of the Amendment

The business of the Corporation has been changed, so the Corporation won't be a investment company since Dec. 20, 2014.

The Corporation won't be registered to be an investment company.

Signature

The registrant has caused this notification amendment of registration to be duly signed on its behalf of the city of New York and state of Queens on the 20th day of Dec., 2014.

Signature: Wanjun Xie
Signing on behalf of Lemont inc

Attest: Liuyan Li
Title: Director of Lemont Inc